UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For immediate release

ASUR Announces Total Passenger Traffic for
May 2007 Up 14.1% Year over Year

Mexico City, June 6, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for May 2007 increased by 14.1% when compared to May 2006.

All figures in this announcement reflect comparisons between May 1 through May 31 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2006	May 2007	% Change
Cancún	209,564	272,671	30.1
Cozumel	5,914	6,027	1.9
Huatulco	27,861	28,370	1.8
Merida	72,857	94,981	30.4
Minatitlán	14,202	16,285	14.7
Oaxaca	36,899	37,227	0.9
Tapachula	14,961	16,816	12.4
Veracruz	54,539	81,488	49.4
Villahermosa	56,537	71,506	26.5
Total Domestic	493,334	625,371	26.8

International
Airport	May 2006	May 2007	% Change
Cancún	619,589	647,345	4.5
Cozumel	27,621	32,914	19.2
Huatulco	1,971	2,479	25.8
Merida	9,381	8,672	(7.6)
Minatitlán	305	339	11.1
Oaxaca	4,772	2,984	(37.5)
Tapachula	379	260	(31.4)
Veracruz	5,341	5,889	10.3
Villahermosa	3,288	4,001	21.7
Total International	672,647	704,883	4.8

Total
Airport	May 2006	May 2007	% Change
Cancún	829,153	920,016	11.0
Cozumel	33,535	38,941	16.1
Huatulco	29,832	30,849	3.4
Merida	82,238	103,653	26.0
Minatitlán	14,507	16,624	14.6
Oaxaca	41,671	40,211	(3.5)
Tapachula	15,340	17,076	11.3
Veracruz	59,880	87,377	45.9
Villahermosa	59,825	75,507	26.2
ASUR Total	1,165,981	1,330,254	14.1

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in May 2006 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May 2006 as a teachers’ strike which grew into more widespread unrest against the Oaxaca state government. The US State Department maintains an advisory regarding travel to Oaxaca but notes no events in the region since the start of 2007. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 6, 2007